                                                                       EXHIBIT A


                          [LOGO] BANPONCE CORPORATION

                         QUARTERLY REPORT/JUNE 30, 1996



                                    [GRAPH]


                            BANPONCE CORPORATION

TO OUR STOCKHOLDERS

- -------------------------------------------------------------------------------

BanPonce Corporation (the Corporation) reported net income of $46.1 million for the quarter ended June 30, 1996, reflecting an increase of 35.2 % over the $34.1 million earned in the same period in 1995. Earnings per common share
(EPS) for the quarter, after adjusting for the common stock split in the form of a dividend of one share for each share outstanding, effective on July 1, 1996, were $0.67, based on 66,001,180 average shares outstanding, compared with $0.49, based on 65,787,936 average shares outstanding, for the quarter ended June 30, 1995. Net earnings for the first quarter of 1996 were $45.1 million, or $0.65 per share, based on 65,949,872 average shares outstanding.

         The second quarter results represented rates of return of 1.16% on assets (ROA) and 16.56% on common equity (ROE), compared with 1.00% and 13.47%, respectively, for the same quarter of 1995. The Corporation's improved profitability benefited from the continued earning asset growth and a significant increase in other income, partially offset by a rise in the provision for loan losses, operating expenses and income taxes.

         For the six-month period ended June 30, 1996, net income reached $91.2 million, or $1.32 per share, with an ROA and ROE of 1.16% and 16.48%, respectively. For the same period in 1995, net income was $67.8 million, or $0.97 per share, while ROA and ROE were 1.03% and 13.71%, respectively.

         Net interest income for the second quarter of 1996 rose $26.1 million or 18.4% compared with the same period in 1995. This increase is mainly attributed to a growth of $2.2 billion in the average volume of earning assets, principally in money market investments, investment securities and commercial loans. The net interest yield, on a taxable equivalent basis, for the second quarter of 1996 rose to 4.85% from 4.80% for the same quarter in 1995.

         The provision for loan losses increased $9.0 million for the three-month period ended June 30, 1996, as compared with the same period in 1995, due to a combination of increased loan volume and an increase in net charge-offs. Net charge-offs increased $6.7 million, from the $11.4 million reported for the second quarter last year.

         Non-performing assets (NPA) amounted to $152 million, or 1.64% of total loans at June 30, 1996, compared with $148 million or 1.81% at the same date last year. When adjusted to conform to standard industry practice, as further explained in the financial review section, NPA were $113 million or 1.21% of loans at the end of this quarter, compared with $108 million or 1.31% a year earlier. The allowance for loan losses at June 30, 1996 amounted to $178 million, representing 1.92% of loans, compared with $159 million or 1.94% at the same date in 1995.

         Other revenues rose to $49.3 million for the second quarter of 1996 compared with $40.4 million for the same quarter of 1995. This rise was due to an increase of $5.1 million in other operating income principally from non-banking subsidiaries, together with an increase of $3.8 million in other service fees, mostly in electronic banking services and investment products fees.

         Operating expenses for the three-month period ended June 30, 1996, increased $7.1 million from the same period in 1995, largely reflected in the personnel cost category which grew $3.1 million. Equipment expenses, professional fees, communication expenses and business promotion also rose mainly as a result of business expansion and the development of new products and services. Partially offsetting these increases was a reduction in the FDIC assessment of $5.0 million.

         The Corporation's total assets at June 30, 1996, increased to $16.4 billion compared with $14.6 billion at the same date in 1995 and $15.8 billion as of March 31, 1996. A significant portion of the increase was in the loan portfolio which grew $1.1 billion, particularly in the commercial and mortgage portfolios. Deposits amounted to $10.6 billion as of June 30, 1996, an increase of $1.0 billion or 10.1 % from the same date in 1995.

         The Corporation's total capital increased to $1.19 billion at June 30, 1996, compared with $1.07 billion a year ago and $1.16 billion as of March 31, 1996, primarily as a result of the retention of earnings. Book value per common share increased to $16.47 as of June 30, 1996, from $14.79 at the same date last year and $16.07 as of March 31, 1996.

- -------------------------------------------------------------------------------

         At June 30, 1996, the Corporation continued showing solid capital ratios, with a Tier I capital ratio of 11.76%, a total capital ratio of 14.41% and a leverage ratio of 6.68%.

         Please refer to the financial review section of this quarterly report for a more detailed discussion of the Corporation's financial performance and results of operations.

- -------------------------------------------------------------------------------

         On April 26, 1996, the Corporation's Board of Directors authorized a common stock split in the form of a dividend of one share for each share outstanding bringing total outstanding shares to 66,001,180. The new shares were distributed on July 1, 1996 to shareholders of record as of June 14, 1996. All common stock data included herein has been adjusted to reflect the stock split. The Board of Directors also approved a 20% increase in the quarterly cash dividend for the third quarter of 1996, to $0.18 per common share, from $0.15 per share paid in the previous quarters.

- -------------------------------------------------------------------------------

         During this quarter we took several steps toward our strategic goal of geographic and business expansion. On April 26, 1996, the Corporation announced the signing of a purchase agreement to acquire all of the common stock of Comban Corp. Comban Corp. is the parent company of Commerce National Bank, which operates three branches in California located in City of Commerce, Montebello and Downey, with assets of approximately $71 million and deposits of $64 million as of May 31, 1996. This transaction is now awaiting the approval of regulatory agencies.

         In addition, Banco Popular opened two branches in supermarkets as part of an in-store branch initiative and two branches within the premises of shopping centers in order to provide banking services at our customers' convenience. Moreover, during this quarter Pioneer Bank, opened its fifth full service branch in Chicago and Equity One opened three new branches reaching a total of 95 branches in 26 states.

- --------------------------------------------------------------------------------

         Mr. Franklin A. Mathias, a director of the Corporation since 1990, retired from the Board of Directors upon reaching the mandatory retirement age. However, he will continue contributing to our organization as director of Banco Popular.

- --------------------------------------------------------------------------------

         The U.S. Congress is currently debating an increase to the minimum wage. Included in the proposed legislation is a provision that would amend
Section 936 of the U.S. Internal Revenue Code. The bill approved by the U.S. House of Representatives would repeal the Qualified Possession Source Investment Income ("QPSII") retroactively to January 1, 1996 and both the income and wage credit portion of the tax program would phase out in 10 years. On the other hand, the U.S. Senate version contemplates the repeal of QPSII effective July 1, 1996 , the income credit portion would also phase out in 10 years but, the wage credit would remain at a reduced rate of 40%. These versions will be referred to the House-Senate Conference Committee in order to reconcile both alternatives. If either version is enacted into law, the repeal of QPSII would result in an increase in the Corporation's cost of funds, since these funds would be replaced with conventional funds. At June 30, 1996, the Corporation had $2.9 billion in 936 funds representing 19.15% of its liabilities.



                                                      /s/ Richard L. Carrion
                                                      --------------------------
                                                      Richard L. Carrion
                                                      Chairman, President and
                                                      Chief Executive Officer

POST MEETING REPORT

- --------------------------------------------------------------------------------

The Annual Stockholders Meeting of BanPonce Corporation was held on April 26, 1996, at 2:00 p.m. on the third floor of the Centro Europa Building in Santurce, Puerto Rico.

Mr. Richard L. Carrion, Chairman of the Board and President of the Corporation, presided over the meeting. The secretary of the Board, Samuel T. Cespedes, Esq., reported that out of 32,974,936 common shares issued and outstanding, before the stock split, as of the record date for the meeting, March 7, 1996, a total of 29,150,015 shares, or 88.40% were represented at the meeting, which complied with the quorum required by law.

Mr. Carrion reported the names of the seven directors nominated for re-election until the 1999 Annual Stockholders Meeting: Antonio Luis Ferre, Felix J. Serralles Nevares, Alberto M. Paracchini, Francisco J. Carreras, Richard L. Carrion, Juan J. Bermcdez and David H. Chafey Jr.

While the votes were being counted, the Corporation's Annual Report was discussed, and several shareholders raised questions related to it, offered their comments, and thanked the Corporation's working team, Board of Directors, Senior Management and employees. Mr. Carrion answered the questions and offered the corresponding explanations. Following the discussion, Mr. Carrion presented the Corporation's financial statements as well as the growth trajectory of the institution in the last five years. Mr. Carrion also commented on some of the Corporation's strategic goals. In addition, he pointed out that the Board of Directors had approved a stock split, in the form of a dividend, of one common share for each share issued and outstanding. The new shares were distributed on July 1, 1996, to shareholders of record as of June 14, 1996. In addition, Mr. Carrion announced that the Board of Directors also approved the payment for the third quarter of a $0.18 dividend per common share to shareholders of record as of June 14, 1996, payable on July 1, 1996. Upon a motion duly presented and seconded, the 1995 Annual Report was approved.

The Ballot Committee rendered its report on the voting results for the election of directors. All seven (7) candidates were elected for a three-year term, with favorable votes ranging from 88.02% to 88.17% of the voting shares issued and outstanding as of the record date.

After thanking those present for their attendance and cooperation, the Chairman adjourned the meeting.


                                   [PHOTO]


                           (Mr. Richard L. Carrion)


FINANCIAL REVIEW

- ----------------------------------------------------------------------------------------------------------------------------------


- ----------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET HIGHLIGHTS                                                   At June 30,                Average for the six months
(In thousands)                                                    1996        1995      Change       1996        1995      Change
- ----------------------------------------------------------------------------------------------------------------------------------
                 Money market investments                     $  902,832  $  629,239  $ 273,593  $  757,492  $  155,994  $ 601,498
                 Investment and trading securities             5,151,443   4,771,512    379,931   5,177,103   4,309,888    867,215
                 Loans                                         9,279,332   8,200,328  1,079,004   8,890,918   7,977,472    913,446
                 All other assets                              1,108,530     972,223    136,307     946,952     833,612    113,340
                 Total assets                                 16,442,137  14,573,302  1,868,835  15,772,465  13,276,966  2,495,499
                 Non-interest bearing liabilities              2,421,171   2,070,062    351,109   2,273,159   2,027,267    245,892
                 Interest bearing liabilities                 12,833,828  11,430,070  1,403,758  12,336,934  10,213,462  2,123,472
                 Stockholders' equity                          1,187,138   1,073,170    113,968   1,162,372   1,036,237    126,135


- --------------------------------------------------------------------------------------------------------------------------------
OPERATING HIGHLIGHTS
(In thousands, except                                                 Second Quarter            Six Months
per share information)                                           1996        1995      Change       1996        1995      Change
- --------------------------------------------------------------------------------------------------------------------------------
                 Net interest income                          $168,208    $142,120    $26,088    $330,668    $279,648    $51,020
                 Provision for loan losses                      21,672      12,646      9,026      42,945      24,344     18,601
                 Fees and other income                          49,315      40,372      8,943     101,307      77,925     23,382
                 Other expenses                                149,796     135,785     14,011     297,833     265,427     32,406
                 Net income                                   $ 46,055    $ 34,061    $11,994    $ 91,197    $ 67,802    $23,395
                 Net income applicable to common stock        $ 43,967    $ 31,973    $11,994    $ 87,022    $ 63,627    $23,395
                 Earnings per common share                        0.67        0.49       0.18        1.32        0.97       0.35


- ------------------------------------------------------------------------------------------------------------------------
SELECTED STATISTICAL                                                    Second Quarter                 Six Months
INFORMATION                                                            1996         1995           1996           1995
- ------------------------------------------------------------------------------------------------------------------------
PROFITABILITY RATIOS -    Return on assets                             1.16%        1.00%          1.16%          1.03%
                          Return on earning assets                     1.23         1.07           1.24           1.10
                          Return on common equity                     16.56        13.47          16.48          13.71
                          Net interest spread (taxable equivalent)     4.08         3.95           4.07           4.01
                          Net interest yield (taxable equivalent)      4.85         4.80           4.83           4.85
                          Effective tax rate                          28.05        24.52          27.90          24.82
                          Overhead ratio                              49.06        59.35          48.76          59.04

- ------------------------------------------------------------------------------------------------------------------------
CAPITALIZATION RATIOS -   Equity to assets                             7.30%        7.73%          7.37%          7.80%
                          Tangible equity to assets                    6.51         6.65           6.55           6.76
                          Equity to loans                             12.93        13.01          13.07          12.99
                          Internal capital generation                 10.99         8.40          11.23           8.69
                          Tier I capital to risk-adjusted assets      11.76        11.58          11.76          11.58
                          Total capital to risk-adjusted assets       14.41        12.85          14.41          12.85
                          Leverage ratio                               6.68         7.07           6.68           7.07

- ------------------------------------------------------------------------------------------------------------------------
COMMON STOCK DATA -       Market price
                           High                                      $23.85       $17.75         $23.85         $17.75
                           Low                                        21.88        15.63          19.38          14.07
                           End                                        22.50        17.75          22.50          17.75
                          Book value at period end                    16.47        14.79          16.47          14.79
                          Dividends declared                           0.18         0.15           0.33           0.28
                          Dividend payout ratio                       22.50%       25.70%         22.73%         25.82%
                          Price/earnings ratio                         9.18x        9.42x          9.18x          9.42x

- ------------------------------------------------------------------------------------------------------------------------
SELECTED DATA -           Common shares outstanding                                          66,001,180     65,787,936
                          Full-time equivalent employees                                          7,724          7,620
                          Branches (banking operations)                                             219            212
                          Automated teller machines                                                 353            312
                          Stockholders                                                            5,412          5,204


Note: All common stock data has been adjusted to reflect the stock split effected in the form of a dividend on July 1, 1996.

FINANCIAL REVIEW

- --------------------------------------------------------------------------------

This financial review contains an analysis of the consolidated financial condition and performance of BanPonce Corporation and its wholly-owned subsidiaries (the Corporation). BanPonce Corporation is a regional diversified, bank holding company engaged in the following businesses through its subsidiaries.

         - Commercial Banking/Savings and Loans - Banco Popular de Puerto Rico (Banco Popular), Pioneer Bank, Inc. and Banco Popular, FSB

         - Lease Financing - Popular Leasing and Rental, Inc. and Vehicle Equipment Leasing Company, Inc. (VELCO)

         - Mortgage Banking/Consumer Finance - Equity One, Inc. (Equity One), Popular Mortgage, Inc. (d/b/a Puerto Rico Home Mortgage), and Popular Consumer Services, Inc.

         - Investment Banking - BP Capital Markets, Inc. (BP Capital)

         This financial review should be read together with the consolidated financial statements, supplemental financial data and tables contained in this quarterly report.

NET INCOME
The Corporation's net income for the second quarter of 1996 reached $46.1 million, compared with $34.1 million reported for the same period in 1995, and $45.1 million reported for the first quarter of 1996. Earnings per common share
(EPS) for the quarter, after adjusting for the stock split effected in the form of a dividend of one share for each share outstanding effective July 1, 1996, were $0.67, based on 66,001,180 average shares outstanding. EPS for the second quarter of 1995 were $0.49, based on 65,787,936 average shares outstanding, while EPS for the first quarter of 1996 were $0.65, based on 65,949,872 average shares outstanding. Return on assets (ROA) and return on common equity (ROE) for the quarter ended June 30, 1996, were 1.16% and 16.56%, respectively, compared with 1.00% and 13.47%, reported for the same quarter of 1995 and 1.17% and 16.39% for the first quarter of 1996.

Of the $12 million increase in net income when compared with the same quarter last year, $4.6 million were attained at Banco Popular and $3.2 million at the holding company. The U.S. subsidiaries of the Corporation contributed $2.5 million to the increase, while the other subsidiaries of the group contributed the remaining $1.7 million of the increase in net income.

         By major income statement component, the increase of $12 million in net income for the second quarter of 1996 was the result of a growth of $26.1 million in the net interest income, higher non-interest revenues by $8.9 million, partially offset by increases of $9.0 million in the provision for loan losses, $7.1 million in operating expenses and $6.9 million in the income tax expense.

         For the six-month period ended June 30, 1996, the Corporation reported net earnings of $91.2 million, an increase of 34.5% when compared to the $67.8 million in net earnings reported for the same period of 1995. EPS for both periods were $1.32 and $0.97, respectively, based on 65,975,526 average shares outstanding for the first six months of 1996 and 65,760,742 for the same period in 1995. ROA and ROE for the six-month period ended June 30, 1996, were 1.16% and 16.48%, respectively, compared with 1.03% and 13.71% reported in 1995.

NET INTEREST INCOME
The principal source of earnings for the Corporation, net interest income, rose $26.1 million or 18.4% for the second quarter of 1996, reaching $168.2 million. On a taxable equivalent basis, net interest income increased to $180.5 million from $152.7 million in the second quarter of 1995 and $174.5 million in the first quarter of 1996. This rise was the effect of a $21.4 million increase due to a higher volume of earning assets and a $6.4 million increase due to a higher net interest yield, on a taxable equivalent basis. For analytical purposes, the interest earned on tax-exempt assets is adjusted to a taxable equivalent basis assuming the applicable statutory income tax rates. The highest marginal tax rate in Puerto Rico, the Corporation's principal place of business, was reduced from 42% in 1995 to 39% in 1996.

Average earning assets increased to $15.0 billion for the quarter ended June 30, 1996, compared with $12.8 billion for the same quarter of 1995. The categories that had the greater impact on the increase were loans, money market investments and investment securities, which rose $943 million, $589 million and $408 million, respectively.

- --------------------------------------------------------------------------------

         Average money market investments reached $858 million for the second quarter of 1996, compared with $269 million for the same period of 1995. This increase was mainly reflected at BP Capital, which was acquired during the second quarter of 1995. Average investment securities reached $4.8 billion compared with $4.4 billion in the same quarter in 1995. Banco Popular was the principal contributor to this increase with a rise of $536 million. The rise in investment securities realized at Banco Popular was mostly in U.S. Treasury and Agencies securities, whose income is exempt from income taxes in Puerto Rico.

         The average balance of trading account securities for the three-month period ended June 30, 1996, totaled $341 million compared with $76 million reported for the same quarter last year. The investment banking operation of BP Capital with an average balance of $226 million during the quarter and Puerto Rico Home Mortgage with $108 million, were responsible for most of the increase.

         The Corporation had an increase of $943 million or 11.7% in total average loans for the second quarter of 1996, compared with the same quarter last year. All major loan categories showed increases. Commercial loans, including construction, rose $455 million, consumer loans grew $234 million, mortgage loans increased $232 million and lease financings rose $22 million.

         The yield on earning assets, on a taxable equivalent basis, for the second quarter of 1996 averaged 8.61%, compared with 8.74% for the same period in 1995.

         The average yield on investment securities, on a taxable equivalent basis, was 6.61% for the three-month period ended June 30, 1996, compared with 6.63% in the second quarter of 1995. The average yield on money market investments decreased from 5.34% during the second quarter of 1995 to 5.09% in the same period of 1996. The average yield, on a taxable equivalent basis, of the trading portfolio was 5.78% compared with 6.91% for the second quarter of 1995.

         The average yield on loans for the second quarter of 1996, on a taxable equivalent basis, increased to 10.11%, from 10.01% for the same quarter last year, despite a decrease in the average yield on commercial loans. The taxable equivalent yield of the commercial loan portfolio decreased 24 basis points this quarter, averaging 8.92% compared with 9.16% in the same quarter in 1995. The reduction of 25 basis points in the prime rate during the latter part of 1995 and a further decrease of 25 basis points during the first quarter of 1996, were the main reasons for this decrease. The average yield on consumer loans increased to 12.84% from 12.38% in the second quarter of 1995. The average yields on mortgage loans, on a taxable equivalent basis, for the second quarter of 1996 and 1995 were 8.61% and 8.39%, respectively.

         Average interest-bearing liabilities of the Corporation were $12.5 billion for the quarter ended June 30, 1996, compared with $10.6 billion for the same period of 1995. Average interest-bearing deposits increased $655 million, mostly in certificates of deposits and other time deposits which grew $414 million, reaching $4.2 billion for the second quarter of 1996. Savings accounts also increased by $198 million during the quarter, averaging $3.1 billion during the second quarter of 1996. Average demand deposits grew by $204 million from $1.9 billion to $2.1 billion.

         The average costs of interest-bearing deposits for the quarters ended June 30, 1996 and 1995 were 4.13% and 4.36%, respectively. The decrease of 23 basis points was attributed to lower costs on certificates of deposit and NOW and money market deposits. The average cost on certificates of deposit and other time deposits for the second quarter of 1996 was 5.19%, down from 5.56% reported for the same quarter of 1995. The average cost of NOW and money market deposits declined 64 basis points, reaching 3.26% in the second quarter of 1996. The average cost of savings accounts increased slightly to 3.01% compared with 2.97% reported for the second quarter of 1995.

         Average short-term borrowings increased $1.2 billion this quarter compared with the quarter ended on June 30, 1995. The increase was mainly realized by BP Capital, with an $809 million increase in its average balance. The average cost of short-term borrowings for the quarter ended June 30, 1996, decreased 49 basis points to 4.98%, from 5.47% in the same quarter of 1995.

         Despite the lower taxable equivalent yield on earning assets for the quarter and the diluting effect of BP Capital's net interest yield of approximately 50 basis points, the net interest yield of the Corporation, on a taxable equivalent basis, for the second quarter of 1996 rose to 4.85% from 4.80% in the same quarter of 1995. This improvement resulted from a reduction of 18 basis points in the average cost of funding earning

- --------------------------------------------------------------------------------

assets, which decreased from 3.94% in the second quarter of 1995 to 3.76% in this quarter just ended.

         A summary of the net interest yield, on a taxable equivalent basis, for the six-month periods ended June 30, 1996 and 1995 is presented on Table A below. The rise of $55.2 million in the net interest income, on a taxable equivalent basis, results principally from the higher volume of average earning assets together with the lower cost of funding earning assets. The net interest yield, on a taxable equivalent basis, for the first six months of 1996 averaged 4.83% compared with 4.85% for the same period in 1995.


TABLE A
NET INTEREST INCOME (TAXABLE EQUIVALENT BASIS)

- ----------------------------------------------------------------------
(DOLLARS IN MILLIONS)                    FIRST SIX MONTHS
- ----------------------------------------------------------------------
                              1996 AVERAGE          1995 AVERAGE
                            ------------------------------------------
                            BALANCE      RATE     BALANCE      RATE
                            ------------------------------------------
Earning assets              $14,825      8.62%    $12,443      8.71%
                            =======               =======

Financed by:
 Interest
 bearing funds              $12,337      4.55%    $10,213      4.70%

Non-interest
 bearing funds                2,488                 2,230
                            -------               -------

         Total              $14,825      3.79%    $12,443      3.86%
                            =======               =======

Net interest income
 per books                  $ 330.7               $ 279.6

Taxable equivalent
 adjustment                    24.3                  20.2
                            -------               -------

Net interest income on a
 taxable equivalent basis   $ 355.0               $ 299.8
                            =======               =======

Spread                                   4.07%                 4.01%

Net interest yield                       4.83%                 4.85%

         As of this writing, the U.S. Congress is considering legislation that would increase the federal minimum wage and repeal Section 936 of the U.S. Internal Revenue Code. In general terms, Section 936 provides U.S. corporations operating in Puerto Rico ("936 Corporations") with a tax credit against the federal tax liability on income derived from business operations and investment income in Puerto Rico. The proposed legislation phases out the Section 936 tax credits throughout a 10-year period, although the version of the legislation passed by the Senate would retain indefinitely a portion of the benefits. The tax-exempt status of passive investment in Puerto Rico made by 936 Corporations, which would be repealed in 1996 if the legislation is approved, has created a local money market (the "936 funds market") whose cost is usually below that of the U.S. mainland or the Eurodollar market. The volume of the 936 funds market could be reduced substantially during the Corporation's current fiscal year, if the proposed legislation is finally approved in its present form. The Corporation is currently a recipient of 936 funds and as of June 30, 1996, had a balance of $2.9 billion in 936 funds, representing 19.15% of total liabilities. Management believes that the main impact of the proposed legislation, if signed into law, would be a moderate net increase in the Corporation's cost of funds. The anticipated rise in the cost of funds is expected to be partially offset by a decrease in the cost of complying with various investment requirements mandated by local regulations to all recipients of 936 funds.

PROVISION AND ALLOWANCE FOR LOAN LOSSES
The provision for loan losses amounted to $21.7 million for the second quarter of 1996, a rise of $9.0 million over the $12.7 million recorded for the same period of 1995. For the six-month period ended June 30, 1996, the provision for loan losses totaled $42.9 million, an increase of $18.6 million from $24.3 million recorded for the first six months of 1995. The provision for loan losses for the six-month period ended June 30, 1996, represented 130% of net charge-offs compared with 125% for the same period of 1995. Among the factors responsible for this increase are the growth of $1.1 billion in the Corporation's loan portfolio from June 30, 1995, to the same date this year and increases in net charge-offs and non-performing assets.

         Net charge-offs for the quarter ended June 30, 1996, reached $18.1 million or 0.80% of average loans, compared with $11.4 million or 0.56% for the same quarter in 1995, and $14.9 million or 0.68% for the quarter ended on March 31, 1996. Consumer loans net charge-offs increased $3.6 million as compared with the second quarter of 1995 and lease financing net charge-offs rose $2.2 million. Consumer loans net charge-offs totaled $7.2 million or 1.19% of average consumer loans for the quarter ended June 30, 1996, while lease financing net losses amounted to $2.9 million or 2.29%. Within the consumer category, credit cards experienced an increase of approximately


TABLE B

- ------------------------------------------------------------------
  Quarter          Provision for         Net         Allowance for
   Ended            Loan Losses      Charge-offs      Loan Losses
- ------------------------------------------------------------------
                                    (In millions)
June 30, 1996          $21.7           $18.1              $178
March 31, 1996          21.3            14.9               175
December 31, 1995       21.2            17.3               168
September 30, 1995      19.0            13.3               164
June 30, 1995           12.7            11.4               159

- -----------------------------------------------------------------------------------------------------------------

TABLE C
ALLOWANCE FOR LOAN LOSSES AND SELECTED LOAN LOSSES STATISTICS

                                                             Second Quarter                 First Six Months
(Dollars in thousands)                                   1996            1995             1996             1995
- -----------------------------------------------------------------------------------------------------------------
Balance at beginning of period ......................  $174,724        $157,467         $168,393         $153,798
Provision for loan losses ...........................    21,672          12,646           42,945           24,344
                                                       ----------------------------------------------------------
                                                        196,396         170,113          211,338          178,142
                                                       ----------------------------------------------------------

Losses charged to the allowance
   Commercial .......................................     9,185           8,080           18,400           12,935
   Construction .....................................       500             500            1,193            1,500
   Lease financing ..................................     4,869           1,609            8,194            2,804
   Mortgage .........................................       459             326            1,056              662
   Consumer .........................................    10,668           7,802           20,181           14,760
                                                       ----------------------------------------------------------
                                                         25,681          18,317           49,024           32,661
                                                       ----------------------------------------------------------

Recoveries
   Commercial .......................................     2,045           1,518            5,904            3,273
   Construction .....................................        21             232               22              286
   Lease financing ..................................     1,962             860            2,909            1,573
   Mortgage .........................................        81              48              193              127
   Consumer .........................................     3,506           4,280            6,988            7,994
                                                       ----------------------------------------------------------
                                                          7,615           6,938           16,016           13,253
                                                       ----------------------------------------------------------
Net loans charged-off ...............................    18,066          11,379           33,008           19,408
                                                       ----------------------------------------------------------
Balance at end of period ............................  $178,330        $158,734         $178,330         $158,734
                                                       ==========================================================

Ratios:
   Allowance for losses to loans ....................      1.92%           1.94%            1.92%            1.94%
   Allowance to non-performing assets ...............    117.24          107.09           117.24           107.09
   Allowance to non-performing loans ................    122.27          117.09           122.27           117.09
   Non-performing assets to loans ...................      1.64            1.81             1.64             1.81
   Non-performing assets to total assets ............      0.93            1.02             0.93             1.02
   Net charge-offs to average loans .................      0.80            0.56             0.74             0.49
   Provision to net charge-offs .....................      1.20x           1.11x            1.30x            1.25x
   Net charge-offs earning coverage .................      4.74            5.08             5.13             5.90


$1 million in credit losses during the second quarter of 1996, mostly in the portfolio that the Corporation maintains in the U.S. mainland. Economic factors such as the increase in personal bankruptcies in 1996 and a rising trend in consumer debt as a percentage of disposable personal income, contributed to the higher level of net credit losses in the consumer loan portfolio. Total commercial loans net charge-offs rose $0.6 million, from $6.5 million in the second quarter of 1995 to $7.1 million this quarter. Construction and mortgage loans net charge-offs grew by $0.2 million and $0.1 million, respectively, during this quarter.

         For the six-month period ended June 30, 1996, net charge-offs showed an increase of $13.6 million, from $19.4 million reported for the same date of 1995. Consumer loans and lease financing net charge-offs reflected increases of $6.4 million and $4.1 million, respectively, while commercial loans net charge-offs rose $2.8 million. Mortgage loans net credit losses exceeded the amount for the first six months of 1995 by $0.3 million, while construction loans presented a small decline of $43,000.

         At June 30, 1996, the allowance for loan losses reached $178 million, representing 1.92% of loans, compared with $159 million or 1.94% at June 30, 1995. Management considers that the allowance for loan losses is adequate to absorb the potential write-offs in the loan portfolio based on the methodology established for its evaluation, which includes portfolio risk characteristics, prior loss experience, results of periodic credit reviews, current and anticipated economic conditions and loan impairment measurement.

         The Corporation had $90 million in loans considered impaired at June 30, 1996, of which $55 million had a related allowance for possible loan losses of $15 million. As of the same date last year, loans considered impaired amounted to $89 million of which $50 mil-

- --------------------------------------------------------------------------------

lion had a related allowance for loan losses of $10 million. No increase in the provision for loan losses was deemed necessary for either period as a result of the impairment measurement required by SFAS 114 and 118.

CREDIT QUALITY
Management closely monitors loans and other assets that are classified as non-performing assets (NPA). NPA consist of past-due loans on which interest income is not being accrued, renegotiated loans and other real estate. NPA as of June 30, 1996, amounted to $152 million or 1.64% of loans, compared with $148 million or 1.81% at June 30, 1995, and $151 million or 1.70% of loans at March 31, 1996. Table D shows the improving trend in the ratios of NPA to total loans and the allowance for loan losses to NPA over the last five quarters.

TABLE D

- ----------------------------------------------------------------
                                         NPA           Allowance
                                        as a %           as a %
  Date                  NPA            of Loans         of NPA
- ----------------------------------------------------------------
               (Dollars in millions)
June 30, 1996          $152             1.64%           117.2%
March 31, 1996          151             1.70            116.0
December 31, 1995       155             1.79            108.6
September 30, 1995      156             1.84            105.5
June 30, 1995           148             1.81            107.1


         Non-performing loans totaled $146 million as of June 30, 1996, from $136 million at the end of the second quarter of 1995. Non-performing mortgage loans increased $9.1 million, while non-performing consumer loans increased $2.0 million. These increases were mainly reflected in Equity One, whose non-performing mortgage and consumer loans increased $6.8 million and $2.9 million, respectively. At Banco Popular, non-performing mortgage loans increased by $2.3 million. Non-performing commercial loans, including construction, increased $1.8 million, while non-performing lease financing loans decreased $2.6 million. The Corporation was able to reduce other real estate owned by $6.2 million through successful efforts in the disposition of these properties, particularly at Banco Popular and Pioneer. In addition, renegotiated loans decreased $0.2 million as compared with June 30, 1995. As of March 31, 1996, total non-performing loans amounted to $141 million.

         The standard industry practice is to place non-performing commercial loans on non-accrual status when payments of principal or interest are delinquent 90 days. The Corporation, however, reports its non-performing assets on a more conservative basis than most U.S. banks. The Corporation's policy is to place commercial loans on non-accrual status when payments of principal or interest are delinquent 60 days. Lease financing, conventional mortgage and closed-end consumer loans are placed on non-accrual status when payments are delinquent 90 days. Closed-end consumer loans are charged-off against the allowance when delinquent 120 days. Open-end (revolving credit) consumer loans are charged-off when payments are delinquent 180 days. Certain loans that would be treated as non-accrual loans pursuant to the foregoing policy, are treated as accruing loans when they are considered well-secured and in the process of collection. Under the standard industry practice, closed-end consumer loans are charged-off when delinquent 120 days, but these consumer loans are not customarily placed on non-accrual status prior to being charged-off.

         Assuming standard industry practice of placing commercial loans on non-accrual status when payments are past due 90 days or more and excluding the closed-end consumer loans from non-accruing loans, non-performing assets as of June 30, 1996, amounted to $113 million or 1.21% of loans, and the allowance for loan losses would be 158.4% of non-performing assets. At June 30, 1995 and March 31, 1996, adjusted non-performing assets were $108 million and $111 million, respectively, or 1.31% and 1.26% of loans.

         Accruing loans that are contractually past-due 90 days or more as to principal or interest as of June 30, 1996, amounted to $12.2 million compared with $12.8 million at June 30, 1995, and $11.5 million at March 31, 1996.

OTHER OPERATING INCOME
Other operating income, including securities and trading transactions, increased to $49.3 million for the three-month period ended June 30, 1996, from $40.4 million for the same period in 1995, a rise of $8.9 million or 22.2%. The increase was geared by a consistent rise in service charges on deposit accounts, solid growth in electronic banking services, investment products fee income and other income, including gains on sale of mortgage loans and daily rental units. Partially offsetting these increases was a net loss of $1.4 million in the trading account. For the first six months of 1996 and 1995 these revenues were $101.3 million and $77.9 million, respectively.

         Services charges on deposit accounts totaled $21.4 million in the second quarter of 1996, an increase of $1.8 million from $19.6 million in the same quarter of

- -------------------------------------------------------------------------------

1995. The increase was primarily due to an increased volume of transaction fees on commercial accounts as well as an overall rise in the deposit levels. For the six-month period ended June 30, 1996, service charges on deposit accounts totaled $42.5 million, or $4.9 million higher than the $37.6 million reported for the same period in 1995.

         Other service fees for the quarter ended June 30, 1996, were $19.4 million, compared with $15.6 million for the same quarter of 1995, an increase of $3.8 million or 24.7%. Revenues from electronic banking services, principally rental of point-of-sale (POS) terminals and fees from debit cards, contributed $1.2 million to the total increase. Also, investment products fees, mainly resulting from the sale and administration of mutual funds, rose $1.2 million, helped by the sale of the fourth Puerto Rico Investors Tax-Free Fund during 1996. Credit card fees and mortgage servicing fees also increased for the second quarter of 1996, compared with the same quarter of 1995. For the six-month period ended June 30, 1996, other service fees rose $7.4 million, totaling $36.8 million.

         Other operating income increased $5.1 million for the second quarter of 1996, from $4.8 million in the same quarter of 1995 to $9.9 million. The rise in other operating income was primarily due to higher gains of $2.2 million, on sale of mortgage loans principally at Puerto Rico Home Mortgage and Equity One, and includes the effect of the new accounting guidelines established by SFAS 122, as further explained in Note 2 to the consolidated financial statements. The Corporation's leasing subsidiaries also reflected a $1.5 million increase in this revenue category, mostly due to higher daily rental income and higher gains on sale of the units. For the six-month period ended June 30, 1996, other operating income rose $11.3 million, from $10.5 million in 1995 to $21.8 million this year.

         For the second quarter of 1996, the Corporation had losses on sales of securities and trading activities amounting to $1.4 million, mostly as a result of trading losses of $1.3 million recorded at Puerto Rico Home Mortgage on its mortgage-backed securities. Moreover, Banco Popular recognized a loss of $2.5 million in the sale of investment securities available-for-sale, whose proceeds were reinvested in higher-yielding securities. Partially offsetting that loss was a gain of $2.4 million realized by BanPonce Financial on the sale of equity securities. For the second quarter of 1995, the Corporation had a net gain of $0.4 million in these activities.

OPERATING EXPENSES
Operating expenses for the second quarter of 1996 were $131.8 million compared with $124.7 million for the same period of 1995. Areas such as salary expense, equipment expenses, professional fees, business promotion and communication expenses reflected increases, mostly attributed to the Corporation's continued business expansion and development and promotion of new products and services. Increases in those areas were partially offset by a lower FDIC assessment. For the first six months of 1996, operating expenses totaled $262.5 million compared with $243.0 million for the same period of 1995.

         Personnel costs, which accounted for 51.2% of total operating expenses, amounted to $67.4 million for the second quarter of 1996, increasing $3.1 million from $64.3 million for the same period in 1995. Salaries, the largest single category of operating expenses, rose $3.4 million or 8.0% to $46.1 million, compared with $42.7 million in 1995. This rise was principally due to the growth of the Corporation, annual merit increases and a greater use of incentive pay based on increased sales efforts and actual performance. The number of full-time equivalent employees was 7,724 at June 30, 1996, compared with 7,620 at the same date last year.

         Pension and other benefits totaled $15.7 million for the quarter ended June 30, 1996, compared with $15.1 million for the same period a year ago. Pension costs, postretirement benefits, and health insurance expenses showed increase. In addition, staff training expenses reflected a rise, as the Corporation continues its efforts to maintain a well-trained work force in order to improve the quality of its products and services. Partially offsetting these increases, was the effect of a voluntary early retirement plan offered last year to Banco Popular employees meeting certain eligibility requirements, which represented a total cost of $1.9 million for the second quarter of 1995.

         Other operating expenses, excluding personnel costs, increased $4.0 million, reaching $64.4 million for the second quarter of 1996, compared with $60.4 million for the same period in 1995. The categories that increased the most were equipment expenses, professional fees, business promotion and communication expenses. Those categories together rose $6.3 million, mainly as a result of the development of new products and services, including the in-store branch initiative that began during this quarter, analysis and implementation of new strategies and the Corporation's business expansion. Partially offsetting those increases,

- --------------------------------------------------------------------------------

was a reduction in the FDIC assessment of $5.0 million, as a result of the decrease in the assessment rate during the third quarter of 1995, when the Bank Insurance Fund (BIF) reached its statutory level.

         For the six-month period ended June 30, 1996, other operating expenses reached $127.3 million, compared with $118.3 million reported for the same period in 1995.

         Income tax expense rose $6.9 million, from $11.1 million in the second quarter of 1995 to $18.0 million in the same quarter this year. The increase resulted primarily from the growth in pre-tax earnings and the reversal of a deferred tax liability upon the distribution of real property through a dividend from Banco Popular to its parent company in June 1995. The above was partially offset by the reduction in tax rates and the repeal of the tax on dividends received from subsidiaries in Puerto Rico effective in 1996. The Corporation's effective tax rate increased to 28.1% from 24.5% for these same periods. For the six-month periods ended June 30, 1996 and 1995, income tax expense amounted to $35.3 million and $22.4 million, respectively.

BALANCE SHEET COMMENTS
The Corporation's total assets increased 12.8%, reaching $16.4 billion at June 30, 1996, compared with $14.6 billion at the same date in 1995. Total assets at December 31, 1995, amounted to $15.7 billion. Average assets for the six-month period ended June 30, 1996, were $15.8 billion compared with $13.3 billion for the same period in 1995, an increase of 18.8%. For the year ended December 31, 1995, average assets were $14.1 billion.

         Earning assets increased to $15.3 billion at June 30, 1996, from $13.6 billion at June 30, 1995. Earning assets at December 31, 1995 were $14.7 billion. Total loans amounted to $9.3 billion at June 30, 1996, compared with $8.2 billion a year earlier. The largest increase was achieved in the commercial portfolio, including construction loans, which increased 16.2% from $3.2 billion at June 30, 1995, to $3.7 billion at the end of the quarter. The major growth in this loan category was realized by Banco Popular, which increased $353 million. Mortgage loans also rose, reaching $2.6 billion, an increase of $275 million or 11.8% as compared with June 30, 1995. Most of the increase was in Equity One, which rose $137 million and in Banco Popular with an increase of $72 million. Consumer loans increased $260 million or 11.8% and the lease financing portfolio rose $26.4 million or 5.4% as compared with June 30, 1995. Banco Popular and Equity One reflected the higher growth in the consumer loan category. Total loans at December 31, 1995 amounted to $8.7 billion.

         At June 30, 1996, money market investments, investment securities and trading account securities showed increases when compared with the same date last year. Money market investments amounted to $903 million at June 30, 1996, compared with $629 million a year earlier. BP Capital accounted for most of the increase in this category. Investment securities as of June 30, 1996, totaled $4.8 billion compared with $4.6 billion as of June 30, 1995. Banco Popular reflected an increase of $412 million, while Puerto Rico Home Mortgage and Banco Popular, FSB, reflected decreases of $76 million and $90 million, respectively. Investment securities include $3.1 billion and $1.2 billion in investment securities available-for-sale as of June 30, 1996 and 1995, respectively. In November 1995, the Financial Accounting Standards Board (FASB) issued a Special Report, "A Guide to Implementation of Statement 115 on Accounting For Certain Investments in Debt and Equity Securities". In conjunction with the issuance of this Special Report the FASB provided for a one-time "window" to reclassify securities from the held-to-maturity portfolio to the available-for-sale or trading portfolios before January 1, 1996, without calling into question the intent to hold other debt securities to maturity in the future. As a result of this window, at the end of 1995 the Corporation transferred $1.3 billion from securities held-to-maturity to available-for-sale. The increase of $129 million in the trading portfolio is mainly related to BP Capital and Popular Mortgage.

         Total deposits amounted to $10.6 billion at June 30, 1996, compared with $9.6 billion at the same date last year. Non-interest bearing deposits increased $299 million reaching $2.1 billion at June 30, 1996, while interest bearing deposits were $8.4 billion or $670 million higher than the balance on June30, 1995. Most of the growth was attained at Banco Popular, whose total deposits increased $963 million, including an increase of $658 million in interest-bearing deposits, particularly certificates of deposit. At June 30, 1996, 80.3% of the Corporation's total deposits were in Puerto Rico and the Virgin Islands, and the remaining 19.7% were U.S. deposits. Total deposits at December 31, 1995 were $9.9 billion.

         Borrowings increased $659 million, from $3.6 billion at June 30, 1995, to $4.2 billion at the end of the second quarter or 1996. This rise is mainly due to an

- --------------------------------------------------------------------------------

increase of $581 million in federal funds purchased and securities sold under agreements to repurchase mainly due to arbitrage opportunities and asset/liability strategies. Medium-term notes and commercial paper issued by BanPonce Financial and the Corporation to finance the growth of their subsidiaries, also reflected increases.

         Subordinated notes increased to $125 million at June 30, 1996, from $50 million outstanding a year ago. On December 12, 1995, the Corporation issued $125 million in subordinated notes carrying an interest rate of 6.75% and maturing on December 15, 2005. The proceeds obtained from this issuance were also utilized to finance the growth and expansion of the Corporation's subsidiaries. The $50 million subordinated notes outstanding at June 30, 1995, matured on June 15, 1996.

         Stockholders' equity at June 30, 1996, amounted to $1.19 billion, compared with $1.07 billion at June 30, 1995. The increase is mainly due to earnings retention. Also, the additional shares issued under the Dividend Reinvestment Plan contributed $4.0 million in additional capital since June 30, 1995. On April 26, 1996, the Corporation's Board of Directors authorized a two-for-one common stock split effected in the form of a dividend, bringing total outstanding shares to 66,001,180. The new shares were distributed on July 1, 1996, to shareholders of record as of June 14, 1996. All per share data included herein has been adjusted to reflect the stock split. As a result of the split, $198 million were transferred from retained earnings to common stock. The Corporation's stockholders' equity at June 30, 1996, includes $5.7 million, net of deferred taxes, in unrealized holding losses on securities available-for-sale, compared with $4.3 million, net of deferred taxes, in unrealized gains at June 30, 1995. Stockholders' equity at December 31, 1995, amounted to $1.14 billion.

         At June 30, 1996, the market value of the Corporation's common stock, after adjusting for the stock split, was $22.50 per share, compared with $17.75 at June 30, 1995, and $23.13 at March 31, 1996. The Corporation's total market capitalization at June 30, 1996, was $1.5 billion. Book value per common share increased to $16.47 as of June 30, 1996, compared with $14.79 as of the same date last year.

         The dividend payout ratio to common stockholders for the quarter ended June 30, 1996, was 22.50% compared with 25.70% for the same quarter last year. The Corporation's Board of Directors also approved an increase in the quarterly cash dividend for the third quarter of 1996, to $0.18 per common share. This represents an increase of 20% over the $0.15 per share paid in previous quarters.

         The market value of the Corporation's preferred stock at June 30, 1996, was $26.50 per share compared with $27.00 at June 30, 1995, and $27.25 at March 31, 1996.

         The Corporation's capital ratios continue well-above regulatory requirements. Tier I, total capital and leverage ratios at June 30, 1996, were 11.76%, 14.41% and 6.68%, respectively, compared with 11.58%, 12.85% and 7.07%, at June 30, 1995.

CONSOLIDATED STATEMENTS OF CONDITION

- -----------------------------------------------------------------------------------------------------

                                                                                    June 30,
(In thousands)                                                              1996               1995
- -----------------------------------------------------------------------------------------------------
ASSETS
 Cash and due from banks ...........................................   $   524,344        $   411,420
                                                                       ------------------------------
 Money market investments:
   Federal funds sold and securities and mortgages
    purchased under agreements to resell ...........................       898,041            623,118
   Time deposits with other banks ..................................         3,236              5,255
   Bankers' acceptances ............................................         1,555                866
                                                                       ------------------------------
                                                                           902,832            629,239
                                                                       ------------------------------
 Investment securities held-to-maturity, at cost ...................     1,694,764          3,384,693
 Investment securities available-for-sale, at market value .........     3,127,423          1,186,292
 Trading account securities, at market value .......................       329,256            200,527
 Loans held-for-sale ...............................................       153,278             27,706
 Loans .............................................................     9,456,881          8,483,950
   Less--Unearned income ...........................................       330,827            311,328
      Allowance for loan losses ....................................       178,330            158,734
                                                                       ------------------------------
                                                                         8,947,724          8,013,888
                                                                       ------------------------------
 Premises and equipment ............................................       340,358            327,194
 Other real estate .................................................         3,611              9,767
 Customers' liabilities on acceptances .............................         1,650              1,411
 Accrued income receivable .........................................       118,774            101,991
 Other assets ......................................................       164,035            124,342
 Intangible assets .................................................       134,088            154,832
                                                                       ------------------------------
                                                                       $16,442,137        $14,573,302
                                                                       ==============================

LIABILITIES AND STOCKHOLDERS' EQUITY
 Liabilities:
   Deposits:
    Non-interest bearing ...........................................   $ 2,140,105        $ 1,840,835
    Interest bearing ...............................................     8,436,843          7,767,104
                                                                       ------------------------------
                                                                        10,576,948          9,607,939
   Federal funds purchased and securities sold
    under agreements to repurchase .................................     2,747,186          2,135,591
   Other short-term borrowings .....................................       802,364            773,366
   Notes payable ...................................................       692,435            674,009
   Senior debentures ...............................................        30,000             30,000
   Acceptances outstanding .........................................         1,650              1,411
   Other liabilities ...............................................       279,416            227,816
                                                                       ------------------------------
                                                                        15,129,999         13,450,132
                                                                       ------------------------------
   Subordinated notes ..............................................       125,000             50,000
                                                                       ------------------------------

 Stockholders' equity:
   Preferred stock .................................................       100,000            100,000
   Common stock ....................................................       396,007            197,364
   Surplus .........................................................       479,059            410,687
   Retained earnings ...............................................       217,725            318,000
   Unrealized (losses) gains on securities available-for-sale,
    net of deferred taxes ..........................................        (5,653)             4,262
   Capital reserves ................................................                           42,857
                                                                       ------------------------------
                                                                         1,187,138          1,073,170
                                                                       ------------------------------
                                                                       $16,442,137        $14,573,302
                                                                       ==============================



The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME

- -----------------------------------------------------------------------------------------------------------------------
                                                                 Quarter ended                For the six months ended
                                                                    June 30,                           June 30,
(Dollars in thousands, except per share information)         1996             1995              1996             1995
- -----------------------------------------------------------------------------------------------------------------------
INTEREST INCOME:
 Loans ................................................   $ 226,027        $ 200,530        $  443,274        $ 391,080
 Money market investments .............................      10,882            3,596            19,555            4,582
 Investment securities ................................      68,442           63,567           140,387          122,135
 Trading account securities ...........................       4,624            1,125             9,686            1,240
                                                          -------------------------------------------------------------
                                                            309,975          268,818           612,902          519,037
                                                          -------------------------------------------------------------

INTEREST EXPENSE:
 Deposits .............................................      86,693           84,585           169,689          161,650
 Short-term borrowings ................................      41,625           29,246            84,555           54,620
 Long-term debt .......................................      13,449           12,867            27,990           23,119
                                                          -------------------------------------------------------------
                                                            141,767          126,698           282,234          239,389
                                                          -------------------------------------------------------------
 Net interest income ..................................     168,208          142,120           330,668          279,648
 Provision for loan losses ............................      21,672           12,646            42,945           24,344
                                                          -------------------------------------------------------------
 Net interest income after provision for loan losses ..     146,536          129,474           287,723          255,304
 Service charges on deposit accounts ..................      21,389           19,552            42,465           37,642
 Other service fees ...................................      19,408           15,565            36,788           29,376
 Gain (loss) on sale of securities ....................         (20)              66               709              112
 Trading account profit (loss) ........................      (1,383)             350              (445)             300
 Other operating income ...............................       9,921            4,839            21,790           10,495
                                                          -------------------------------------------------------------
                                                            195,851          169,846           389,030          333,229
                                                          -------------------------------------------------------------

OPERATING EXPENSES:
 Personnel costs:
  Salaries ............................................      46,112           42,681            90,864           84,211
  Profit sharing ......................................       5,685            6,506            11,755            9,833
  Pension and other benefits ..........................      15,654           15,122            32,635           30,683
                                                          -------------------------------------------------------------
                                                             67,451           64,309           135,254          124,727
 Net occupancy expense ................................       8,596            8,254            17,914           16,022
 Equipment expenses ...................................      11,806            9,953            23,580           19,337
 Other taxes ..........................................       5,466            5,094            11,429           10,725
 Professional fees ....................................      10,993            9,218            20,909           16,772
 Communications .......................................       6,497            5,689            12,813           11,292
 Business promotion ...................................       6,027            4,170            11,419            7,962
 Printing and supplies ................................       3,020            2,517             5,943            5,298
 Other operating expenses .............................       7,458           10,414            14,198           20,865
 Amortization of intangibles ..........................       4,530            5,104             9,084           10,040
                                                          -------------------------------------------------------------
                                                            131,844          124,722           262,543          243,040
                                                          -------------------------------------------------------------

 Income before taxes ..................................      64,007           45,124           126,487           90,189
 Income taxes .........................................      17,952           11,063            35,290           22,387
                                                          -------------------------------------------------------------

 NET INCOME ...........................................   $  46,055        $  34,061         $  91,197        $  67,802
                                                          =============================================================

 NET INCOME APPLICABLE TO COMMON STOCK ................   $  43,967        $  31,973         $  87,022        $  63,627
                                                          =============================================================

 EARNINGS PER COMMON SHARE ............................   $    0.67        $    0.49         $    1.32        $    0.97
                                                          =============================================================



The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

- -----------------------------------------------------------------------------------------------------------
                                                                               For the six months ended
                                                                                         June 30,
(In thousands)                                                                 1996                  1995
- -----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income .............................................................  $   91,197           $    67,802
                                                                           --------------------------------

Adjustments to reconcile net income to cash provided by
 operating activities:
 Depreciation and amortization of premises and equipment                       24,132                21,008
 Provision for loan losses ..............................................      42,945                24,344
 Amortization of intangibles ............................................       9,084                10,040
 Gain on sale of investment securities available-for-sale ...............        (709)                 (112)
 (Gain) loss on disposition of premises and equipment ...................          (7)                  199
 Amortization of premiums and accretion of discounts
   on investments ......................................................        4,647                (1,764)
 (Increase) decrease in loans held-for-sale ............................      (40,472)                3,751
 Amortization of deferred loan fees and costs ..........................        3,303                 1,280
 Net increase in postretirement benefit obligation .....................        4,493                 4,009
 Net decrease (increase) in trading securities .........................        1,418               (36,183)
 Net increase in interest receivable ...................................       (5,235)              (12,830)
 Net (increase) decrease in other assets ...............................      (15,803)                1,267
 Net increase (decrease) in interest payable ...........................        3,390                (1,203)
 Net decrease in current and deferred taxes ............................      (22,196)              (11,539)
 Net increase (decrease) in other liabilities ..........................       13,228                  (494)
                                                                           --------------------------------
Total adjustments ......................................................       22,218                 1,773
                                                                           --------------------------------
Net cash provided by operating activities ..............................      113,415                69,575
                                                                           --------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Net (increase) decrease in money market investments ...................     (104,113)              213,776
 Purchases of investment securities held-to-maturity ...................   (5,620,734)          (10,727,840)
 Maturities of investment securities held-to-maturity ..................    5,566,537            10,333,862
 Purchases of investment securities available-for-sale .................   (3,263,947)             (413,993)
 Maturities of investment securities available-for-sale ................    1,580,601                24,097
 Sales of investment securities available-for-sale .....................    1,743,400               152,217
 Net disbursements on loans ............................................     (638,924)             (604,324)
 Proceeds from sale of loans ...........................................      158,297               173,969
 Acquisition of loan portfolios ........................................     (113,475)              (39,231)
 Assets acquired, net of cash ..........................................                            (29,189)
 Acquisition of premises and equipment .................................      (39,805)              (27,185)
 Proceeds from sale of premises and equipment ..........................          526                 4,155
                                                                           --------------------------------
Net cash used in investing activities ..................................     (731,637)             (939,686)
                                                                           --------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Net increase in deposits ..............................................      700,286               412,124
 Net deposits acquired .................................................                            163,637
 Net decrease in federal funds purchased and securities
   sold under agreements to repurchase .................................     (253,693)              (93,906)
 Net increase in other short-term borrowings ...........................      347,656               177,132
 Proceeds from issuance of notes payable ...............................      394,662               306,757
 Payments of notes payable .............................................     (432,655)             (107,505)
 Payments of subordinated notes ........................................      (50,000)
 Dividends paid ........................................................      (23,952)              (20,601)
 Proceeds from issuance of common stock ................................        2,089                 1,577
                                                                           --------------------------------
Net cash provided by financing activities ..............................      684,393               839,215
                                                                           --------------------------------
Net increase (decrease) in cash and due from banks .....................       66,171               (30,896)
Cash and due from banks at beginning of period .........................      458,173               442,316
                                                                           --------------------------------
Cash and due from banks at end of period ...............................   $  524,344           $   411,420
                                                                           ================================



The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

- --------------------------------------------------------------------------------

(Dollars in thousands, except per share information)

NOTE 1 - CONSOLIDATION

The consolidated financial statements of BanPonce Corporation include the balance sheet of the Corporation and its wholly-owned subsidiaries, Vehicle Equipment Leasing Company, Inc. (Velco); BP Capital Markets, Inc.; Popular International Bank, Inc. and its wholly-owned subsidiary BanPonce Financial Corp., including Banco Popular, FSB, Pioneer Bancorp, Inc. (second tier subsidiaries) and Equity One, Inc.; and Banco Popular de Puerto Rico and its wholly-owned subsidiaries, Popular Leasing and Rental, Inc., Popular Consumer Services, Inc. and Popular Mortgage, Inc., as of June 30, 1996 and 1995, and their related statements of income and cash flows for the six-month periods then ended. These statements are, in the opinion of management, a fair statement of the results of the periods presented. These results are unaudited, but include all necessary adjustments, of a normal recurring nature, for a fair presentation of such results. Certain reclassifications have been made to the prior year consolidated financial statements to conform to the 1996 presentation.

NOTE 2 - ACCOUNTING CHANGES

Effective January 1, 1996, the Corporation adopted Statement of Financial Accounting Standards (SFAS) 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity as well as assets held for disposition be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For the six-month period ended June
30, 1996, no impairment recognition was necessary under this pronouncement.

Effective January 1, 1996, the Corporation adopted SFAS 122, "Accounting for Mortgage Servicing Rights." This statement requires that mortgage banking enterprises recognize as separate assets the rights to service mortgage loans for others, whether those servicing rights are originated or purchased. Also, it requires mortgage banking enterprises to assess capitalized mortgage servicing rights for impairment based on the fair value of those rights. Pursuant to the provisions of SFAS 122, the total cost of mortgage loans to be sold with servicing rights retained is allocated to the mortgage servicing rights and the loans (without the mortgage servicing rights) based on their relative fair values. These mortgage servicing rights are amortized in proportion to and over the periods of estimated net servicing income.

To estimate the fair value of mortgage servicing rights the Corporation considers prices for similar assets and the present value of expected future cash flows associated with the servicing rights calculated using assumptions that market participants would use in estimating future servicing income and expense. For purposes of evaluating and measuring impairment of capitalized mortgage servicing rights, the Corporation stratifies such rights based on predominant risk characteristics of underlying loans, such as loan type, rate and term. The amount of impairment recognized if any, is the amount by which the capitalized mortgage servicing rights per stratum exceeds its estimated fair value. Impairment is recognized through a valuation allowance. As of June 30, 1996, the carrying value, estimated fair value and valuation allowance of capitalized mortgage servicing rights were $24,112, $29,574 and $64, respectively. For the quarter and six-month period ended June 30, 1996, the Corporation realized additional income of $1,115 and $1,610, respectively, as a result of the adoption of this pronouncement.

Effective January 1, 1996, the Corporation adopted SFAS 123 "Accounting for Stock-Based Compensation." This statement establishes a fair value-based method of accounting for stock-based employee compensation plans. It encourages entities to adopt this method in lieu of the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees", for all arrangements under which employees receive shares of stock or other equity instruments of the employer or the employer incurs liabilities to employees in amounts based on the price of its stock.

- --------------------------------------------------------------------------------

Banco Popular provides a stock-based compensation plan for its senior management. It is a three-year incentive plan under which shares of stock of the Corporation are granted if long-term corporate performance and objectives are met. For the quarter and six-month period ended June 30, 1996, the Corporation recognized $111 and $214, respectively, related to this plan.

Effective January 1, 1995, the Corporation adopted SFAS 114, "Accounting by Creditors for Impairment of a Loan" as amended by SFAS 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." These statements address the accounting by creditors for impairment of certain loans and require that impaired loans as defined, be measured based on the present value of expected future cash flows discounted at the loan's effective rate, at the loan's observable market price or, on the fair value of the collateral if the loan is collateral dependent. As of June 30, 1996, the recorded investment in loans that are considered to be impaired under SFAS 114 was $89,818 (1995 - $89,208) of which $54,947 (1995 - $49,507) had a related allowance for possible loan losses of $15,157 (1995 - $9,709). Average impaired loans during the quarter and the first six months of 1996 were $84,796 and $85,302, respectively. The Corporation recognized interest income on impaired loans of $687, and $1,588, respectively, for the quarter and six-month period ended June 30, 1996.

NOTE 3 - INVESTMENT SECURITIES

The average maturities as of June 30, 1996 and market value for the following investment securities are:

Investments securities held-to-maturity:

                                                                          June 30,
                                                          1996                             1995
                                             Amortized Cost   Market Value   Amortized Cost     Market Value
                                             ---------------------------------------------------------------
U.S. Treasury (average maturity of
  10 months)                                  $  923,106       $  923,664       $2,318,157        $2,324,459
Obligations of other U.S. Government
 agencies and corporations (average
 maturity of 6 months)                           210,600          209,506          247,333           245,097
Obligations of Puerto Rico, States and
 political subdivisions (average
 maturity of 2 years and 3 months)               220,456          222,090          215,185           219,866
Collateralized mortgage obligations
 (average maturity of 1 year and 5 months)       223,416          221,881          409,640           404,225
Mortgage-backed securities (average
 maturity of 4 years and 7 months)                57,048           56,150          138,618           137,731
Equity securities (without contractual
 maturity)                                        47,674           47,674           43,558            43,558
Others (average maturity of 6 years
 and 3 months)                                    12,464           12,484           12,202            12,237
                                              --------------------------------------------------------------
                                              $1,694,764       $1,693,449       $3,384,693        $3,387,173
                                              ==============================================================

- --------------------------------------------------------------------------------

Investments securities available-for-sale:


                                                                            June 30,
                                                              1996                              1995
                                                Amortized Cost    Market Value    Amortized Cost     Market Value
                                                -----------------------------------------------------------------
U.S. Treasury (average maturity
 of 1 year and 3 months)                          $2,461,354       $2,457,654       $  678,002         $  679,583
Obligations of other U.S. Government
 agencies and corporations (average
 maturity of 1 year and 8 months)                    146,977          146,064          150,135            151,110
Obligations of Puerto Rico, States and
 political subdivisions (average
 maturity of 2 years and 8 months)                    24,924           24,814           31,154             31,201
Collateralized mortgage obligations (average
 maturity of 2 years and 9 months)                   188,470          187,742           41,953             41,826
Mortgage-backed securities (average maturity
 of 16 years and 9 months)                           266,433          261,648          215,082            214,722
Equity securities (without contractual
 maturity)                                            27,257           31,531           24,980             29,349
Others (average maturity of 13 years and
 10 months)                                           18,050           17,970           38,484             38,501
                                                  ---------------------------------------------------------------
                                                  $3,133,465       $3,127,423       $1,179,790         $1,186,292
                                                  ===============================================================


NOTE 4 - PLEDGED ASSETS

Securities and insured mortgage loans of the Corporation of $2,677,352 (1995 - $2,523,419) are pledged to secure public and trust deposits and securities and mortgages sold under repurchase agreements.

NOTE 5 - COMMITMENTS

In the normal course of business there are letters of credit outstanding and stand-by letters of credit which at June 30, 1996, amounted to $19,302 and $121,204. There are also outstanding other commitments and contingent liabilities, such as guarantees and commitments to extend credit, which are not reflected in the accompanying financial statements. No losses are anticipated as a result of these transactions.

- --------------------------------------------------------------------------------

NOTE 6 - SUBORDINATED NOTES

Subordinated notes consist of the following:

                                                                        June 30,
                                                                 1996             1995
                                                               -------------------------
Subordinated notes issued by the Corporation on
  December 12, 1995, maturing on December 15,
  2005, with interest payable semi-annually at 6.75%           $125,000
                                                               -------------------------

Subordinated notes issued by Banco Popular on March 29,
  1989, which matured on June 15, 1996, with interest payable quarterly and consisting of:

8.875% Fixed Rate Notes series A                                                 $15,000

8.6875% Fixed Rate Notes series B                                                 15,000

Floating Rate Notes series A with interest
  payable at 88% of LIBID rate                                                    19,000

Floating Rate Notes series B with interest
  payable at 86% of LIBID rate                                                     1,000
                                                               -------------------------
                                                                                  50,000
                                                               -------------------------
                                                               $125,000          $50,000
                                                               =========================

NOTE 7 - STOCKHOLDERS' EQUITY

Authorized common stock is 90,000,000 shares with a par value of $6 per share of which 66,001,180 are issued and outstanding at June 30, 1996. On April 26,1996, the Corporation's Board of Directors authorized a stock split of one share for each share outstanding effected in the form of a dividend, effective July 1, 1996. As a result of the split, 33,000,590 shares were issued, increasing the number of shares outstanding to 66,001,180, and $198,004 were transferred from retained earnings to common stock. All references in the financial statements to the numbers of common shares and per share amounts have been restated to reflect the stock split. Authorized preferred stock is 10,000,000 shares without par value of which 4,000,000, non-cumulative with a dividend rate of 8.35% and a liquidation preference value of $25 per share, are issued and outstanding at June 30, 1996.

NOTE 8 - EARNINGS PER COMMON SHARE

Earnings per common share (EPS) are calculated based on net income applicable to common stockholders which amounted to $43,967 for the second quarter of 1996 (1995 -$31,973) and $87,022 for the six months ended June 30, 1996 (1995 -
$63,627), after deducting the dividends on preferred stock. EPS are based on 66,001,180 average shares outstanding for the second quarter of 1996 (1995 - 65,787,936) and 65,975,526 average shares outstanding for the first six months of 1996 (1995 - 65,760,742), after restating for the stock split.

NOTE 9 - SUPPLEMENTAL DISCLOSURE ON THE CONSOLIDATED STATEMENTS OF CASH FLOWS

During the six-month period ended June 30, 1996, the Corporation paid interest and income taxes amounting $276,030 and $56,790, respectively (1995 -
$233,396 and $28,750). In addition, the loans receivable transferred to other real estate and other property for the six-month period ended June 30, 1996, amounted to $1,150 and $2,436, respectively (1995 - $1,843, and $4,084). The
Corporation's stockholders' equity at June 30, 1996 includes $5,653, net of deferred taxes, in unrealized holding losses on securities available-for-sale, as compared with unrealized holding gains of $4,262 at June 30, 1995.


DIRECTORS AND OFFICERS

- -----------------------------------------------------------------------------------------------------

                                                              OFFICES (CONT.)
                                                              LOS ANGELES OFFICE
BOARD OF DIRECTORS                                              354 South Spring St.
Richard L. Carrion, Chairman                                    Los Angeles, California 90013
Alfonso F. Ballester, Vice Chairman                             Telephone: (213) 626-1160
Antonio Luis Ferre, Vice Chairman
Juan A. Albors Hernandez *                                    VIRGIN ISLANDS OFFICE
Salustiano Alvarez Mendez *                                     80 Kronprindsens Gade
Jose A. Bechara Bravo *                                         Kronprindsens Quarter
Juan J. Bermcdez                                                Charlotte Amalie, St. Thomas
Esteban D. Bird *                                               U.S. Virgin Islands 00802
Francisco J. Carreras                                           Telephone: (809) 774-2300
David H. Chafey, Jr.
Luis E. Dubon, Jr.                                            SUBSIDIARIES
Hector R. Gonzalez                                            VEHICLE EQUIPMENT LEASING COMPANY, INC.
Jorge A. Junquera Diez                                          State Road #2 Km. 6.8
Franklin A. Mathias*                                            Villa Caparra
Manuel Morales, Jr.                                             Guaynabo, Puerto Rico 00966
Alberto M. Paracchini                                           Telephone: (787) 792-9292
Francisco Perez, Jr. **
Francisco M. Rexach, Jr.                                      POPULAR LEASING AND RENTAL, INC.
Jose E. Rossi **                                                M-1046 Federico Costa St.
Felix J. Serralles Nevares                                      Tres Monjitas Industrial Development
Emilio Jose Venegas **                                          San Juan, Puerto Rico 00903
Julio E. Vizcarrondo, Jr.                                       Telephone: (787) 751-4848

Samuel T. Cespedes, Secretary                                 POPULAR CONSUMER SERVICES, INC.
                                                                10 Salud Street
 *  Director of Banco Popular de Puerto Rico only               El Senorial Condominium, Suite 613
**  Director of BanPonce Corporation only                       Ponce, Puerto Rico 00731
                                                                Telephone: (787) 844-2860
EXECUTIVE OFFICERS
Richard L. Carrion, Chairman of the Board,                    EQUITY ONE, INC.
  President and Chief Executive Officer                         523 Fellowship Road, Suite 220
David H. Chafey, Jr., Senior Executive Vice President           Mt. Laurel, New Jersey 08054
Jorge A. Junquera Diez, Senior Executive Vice President         Telephone: (609) 273-1119
Maria Isabel Burckhart, Executive Vice President
Larry Kesler, Executive Vice President                        PIONEER BANCORP, INC.
Humberto Martin, Executive Vice President                       4000 West North Avenue
Emilio E. Pinero, Executive Vice President                      Chicago, Illinois 60639
                                                                Telephone: (312) 772-8600
OFFICES
                                                              BANCO POPULAR, FSB
CENTRAL OFFICE                                                  500 Bloomfield Avenue
  Banco Popular Center, Hato Rey                                Newark, New Jersey 07107
  209 Munoz Rivera Avenue                                       Telephone: (201) 484-6525
  San Juan, Puerto Rico 00918
  Telephone: (787) 765-9800                                   POPULAR MORTGAGE, INC.
                                                                268 Ponce de Leon Avenue
NEW YORK OFFICE                                                 San Juan, Puerto Rico 00918
  7 West 51st St.                                               Telephone: (787) 753-0245
  New York, N.Y. 10019
  Telephone: (212) 315-2800                                   BP Capital Markets, Inc.
                                                                1020 Popular Center
                                                                Hato Rey, Puerto Rico 00918
                                                                Telephone: (787) 766-4200

BANPONCE
COPORATION

PO Box 362708
San Juan, Puerto Rico 00936-2708